

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2014

Via E-mail
Mr. Andrew C. Kidd
Senior Vice President and General Counsel
Samson Resources Corporation
Two West Second Street
Tulsa, OK 74103-3103

> **Re: Samson Investment Company**
> **Samson Resources Corporation**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed June 30, 2014**
> **File No. 333-186686**

Dear Mr. Kidd:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 12. Commitments and Contingencies, page F-21

Litigation and Contingencies, page F-22

1. We note that you estimate you will identify additional royalty payments to be made related to natural gas production on certain federal leases as a result of the review process you began in 2014. Please expand your disclosure to address whether there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred. In addition, please disclose an estimate of the additional loss or range of loss or state that such an estimate cannot be made. Refer to FASB ASC 450-20-50.

Notes to Consolidated Financial Statements

Note 23. Condensed Consolidating Financial Information, page F-77

2.   We have considered the revisions in response to comment 11 in our letter dated June 10, 2014. Please provide the following information in supplemental correspondence to us regarding the parent guarantor release provisions:

- Describe the nature of the parent guarantor release provisions in greater detail;

- Identify by name the entity deemed to be the parent guarantor to clarify whether this entity is Samson Resources Corporation or Samson Investment Company;

- Provide us with the relevant excerpt of any parent guarantor release provisions in the indenture to the Senior Notes, including any supplemental indentures; and

- Identify the location of the exhibit(s) filed on Edgar where such excerpt was derived.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Edward P. Tolley III
       Simpson Thacher & Bartlett LLP